SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Aurum Explorations, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05207L 10 3

(CUSIP Number)

Carol Lai Ping Ho
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong
852-2891-2111

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Page 1 of 5 Pages)

CUSIP No. 05207L 10 3
1)	Name of Reporting Person:

Chris Yun Sang So
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

Hong Kong

	(7)	Sole Voting Power
		36,560,700
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		0
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		36,560,700

	(10)	Shared Dispositive Power
		0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
36,560,700

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row 11

75.0% (1)
14)	Type of Reporting Person

IN

(1) Based on 48,747,600 shares of common stock issued and outstanding as of the date of this report.

(Page 2 of 5 Pages)

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Aurum Explorations, Inc., a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is Room 2102-03, 21/F, Kingsfield Centre, 18-20 Shell Street, North Point, Hong Kong.

Item 2.  Identity & Background

(a)	The person filing this Statement is Mr. Chris Yun Sang So, a natural person (the “Reporting Person”).

(b)	The business address of Mr. So is Room 2102-03, 21/F, Kingsfield Centre, 18-20 Shell Street, North Point, Hong Kong.

(c)	The principal occupation of Mr. So is serving as the Chief Executive Officer of the Company.

(d)	During the past five years, Mr. So has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Mr. So has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. So is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to that certain Share Exchange Agreement, dated October 30, 2010, by and between the Company, Greatmat Holdings Limited (“Greatmat Holdings”), the Reporting Person and Yau-sing Tang (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the capital stock of Greatmat Holdings held by the Reporting Person was exchanged for 36,560,700 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”).

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Company’s common stock pursuant to the Share Exchange Agreement as described in Item 3 above.

Depending on market conditions and other factors, Mr. So may acquire additional securities of Aurum as Mr. So deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Aurum or otherwise.  Mr. So also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

Upon the closing of the Share Exchange Agreement, Yau-sing Tang, the Company’s former sole officer and current director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective upon the closing and from his position as the Company’s director that will become effective on the tenth day following the mailing by the Company of an information statement, or the Information Statement, to the Company’s stockholders that complies with the requirements of Section 14f-1 of the Exchange Act. In addition, the Company’s board of directors on October 30, 2010, increased the size of the board of directors to three directors and appointed Chris Yun Sang So, Carol Lai Ping Ho and Rick Chun Wah Tse to fill the vacancies created by such resignation and increase in the size of the board of directors, which appointments will become effective upon the effectiveness of the resignation of Yau-sing Tang on the tenth day following the mailing by the Company of the Information Statement to the Company’s stockholders. In addition, Chris Yun Sang So, Carol Lai Ping Ho and Rick Chun Wah Tse replaced the Company’s sole officer upon the closing of the Share Exchange Agreement.

(Page 3 of 5 Pages)

Item 5.	Interest in Securities of the Company.

(a)
The aggregate number and percentage of shares of common stock of the Company beneficially owned by the Reporting Person is 36,560,700 shares, or 75% of the outstanding common stock of the Company, based on 48,747,600 shares of common stock outstanding as of the date of this report.

(b)	Mr. So has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 36,560,700 shares of common stock of the Company.

(c)	Other than as described in Items 3 and 4 above, the Reporting Person has not been involved in any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than Mr. So, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 36,560,700 shares of common stock of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in the exhibit, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated October 30, 2010, by and between the Aurum Explorations, Inc., Greatmat Holdings Limited, Chris Yun Sang So and Yau-sing Tang (attached as an exhibit to the Company’s current report on Form 8-K filed on October 3, 2010).

(Page 4 of 5 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 9, 2010

/s/ Chris Yun Sang So
Chris Yun Sang So

(Page 5 of 5 Pages)